Cottonwood Multifamily Opportunity Fund, Inc.

6340 South 3000 East

Suite 500

Salt Lake City, UT 84121

VIA EDGAR

November 27, 2017

Ms. Jennifer Gowetski

Senior Counsel, Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Cottonwood Multifamily Opportunity Fund, Inc. (the “Company”)
Offering Statement on Form 1-A (the “Offering Statement”)
Filed November 16, 2017
File No. 024-10730

Dear Ms. Gowetski:

We filed the above-referenced Offering Statement on November 16, 2017. We now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on November 27, 2017 at 1:00 P.M., or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Gregg Christensen
Name: Gregg Christensen
Title: Executive Vice President, Secretary and General Counsel

cc:	David H. Roberts, Esq.